UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

( ) Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.   Name and Address of Reporting Person*

     Wi-Lan Inc.
     2891 Sunridge Way NE
     Calgary, Alberta T1Y 7K7

2.   Issuer Name and Ticker or Trading Symbol

     Digital Transmission Systems, Inc. (DTSX)


3.   I.R.S.  or  Social  Security  Number  of  Reporting  Person,  if an  entity
     (Voluntary)

4.   Statement for Month/Year

     December 2001

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir     |7.Nature of Indirect   |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect       |  Beneficial Ownership |
                           |      |      |                                  |  Beneficially     |(D)or     |                       |
                           |      |    | |                  | A/|           |  Owned at         |Indir     |                       |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)    |                       |
___________________________________________________________________________________________________________________________________|
Common Stock               |12/31 |C   | |2784954           |A  |(1)        |0                  |D         |                       |
                           |2001  |    | |                  |   |           |                   |          |                       |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12/31 |C   | |721102            |A  |$1.00(2)   |0                  |D         |                       |
                           |2001  |    | |                  |   |           |                   |          |                       |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12/31 |S   | |10038370          |D  |$0.10      |0                  |D         |                       |
                           |2001  |    | |                  |   |           |                   |          |                       |
___________________________________________________________________________________________________________________________________|

*  If this form is filed by more than one reporting person, see Instruction 4(b)(v).

(1)  The  Reporting  Person  converted  3,240,000  shares of Series B Redeemable
     Convertible Preferred Stock into 454,737 shares of common stock and 4,809,568 Series C Redeemable Convertible Preferred Stock into 2,330,217 shares of Common Stock on December 31, 2001.

(2) The Reporting Person converted 10% Subordinated Convertible Debentures in the aggregate amount of $721,102 on December 31, 2001, at the conversion price of $1.00 per share, into 721,102 shares of common stock.


___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options,             |
             convertible securities)                                                                                               |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount    |8.Price|9.Number  |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying       |of Deri|of Deriva |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities          |vative |tive      |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                      |Secu   |Securities|(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                      |rity   |Benefi    |or |            |
                      |Deriva- |     |      |               |Date |Expir|            |Amount   |       |ficially  |Ind|            |
                      |tive    |     |      |               |Exer-|ation|            |  or     |       |Owned at  |ire|            |
                      |Secu-   |     |    | |               |cisa-|Date |            |Number   |       |End of    |ct |            |
                      |rity    |Date |Code|V|  (A)  |  (D)  |ble  |     |  Title     |of Shares|       |Month     |(I)|            |
___________________________________________________________________________________________________________________________________|
Series B Redeemable   |7.125-  |12/31|C   | |       |3240000|Immed|     |Common Stock|454737   |(3)    |0         |D  |            |
                      |for-1(3)|2001 |    | |       |       |     |     |            |         |       |          |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series C Redeemable   |2.06-   112/31|C   | |       |4809568|Immed|     |Common Stock|2330217  |(4)    |0         |D  |            |
                      |for-1(4)|2001 |    | |       |       |     |     |            |         |       |          |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
10% Subordinated      |$1.00   |12/31|C   | |       |$721102|Immed|     |Common Stock|$721102  |$1.00  |0         |D  |            |
Convertible D         |        |2001 |    | |       |       |     |     |            |         |(5)    |          |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(3) The Reporting Person converted 3,240,000 shares of Series B Redeemable Convertible Preferred Stock on December 31, 2001 into 454,737 shares of common stock.

(4) The Reporting Person converted 4,809,568 shares of Series C Redeemable Preferred Stock on December 31, 2001 into 2,330,217 shares of common stock.

(5) The Reporting Person converted 10% Subordinated Convertible Debentures in the aggregate amount of $721,102 on December 31, 2001, at the conversion price of $1.00 per share, into 721,102 shares of common stock.



                           /s/ Sayed-Amr El-Hamamsy             January 10, 2002
                          -------------------------------      -----------------
                          **Signature of Reporting Person            Date
                          Sayed-Amr El-Hamamsy,
                          Chief Operating Officer

** Intentional misstatements or omissions of acts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).